SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34421; 812-15258

Bow River Capital Evergreen Fund, et al.

November 19, 2021

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act") for

an exemption from sections 18(a)(2), 18(c) and 18(i) of the Act, under sections 6(c) and 23(c) of the

Act for an exemption from rule 23c-3 under the Act, for an order pursuant to section 17(d) of the Act

and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain registered closed-end

investment companies to issue multiple classes of shares and to impose asset-based distribution

and/or service fees and early withdrawal charges ("EWCs").

Applicants: Bow River Capital Evergreen Fund (the "Initial Fund"), and Bow River Asset

Management LLC (the "Adviser").

Filing Dates: The application was filed on August 25, 2021, and amended on October 12, 2021, and

November 5, 2021.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the

Commission orders a hearing. Interested persons may request a hearing on any application by e-

mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a

copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or

personally or by mail, if a physical address is listed for the relevant applicant below.

Hearing requests should be received by the Commission by 5:30 p.m. on December 14, 2021, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants: 205 Detroit Street, Suite 800, Denver, CO 80206.

FOR FURTHER INFORMATION CONTACT: Lisa Reid Ragen, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and condition, please refer to Applicants' application, dated November 5, 2021, which may be obtained via the Commission's website by searching for the file number, using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier,
Assistant Secretary.